

January 17, 2014

Ms. Z. Julie Gao
Skadden, Arps, Slate, Meagher, Flom
42/F Edinburgh Tower, The Landmark
15 Queen's Road
Central Hong Kong

Re: Tarena International, Inc. (the Company)
        Draft Registration Statement on Form F-1

Dear Ms. Gao,

In your letter dated January 15, 2014, you request on behalf of the Company that the staff waive the requirement of Item 8.A.4 of Form 20-F to include audited financial statements of the Company as of a date not older than 12 months at the time the registration statement is filed, with respect to the Company's registration statement to be filed on Form F-1 for the registration of its class A ordinary shares.

Your letter acknowledges that the Company must still comply with the requirement of Item 8.A.4 of Form 20-F to include audited financial statements not older than 15 months at the time the registration statement is declared effective.

Based on the information in your letter, the staff will waive the requirement to include audited financial statements of the Company as of a date not older than 12 months at the time the registration statement is filed, provided that the Company does not file your letter dated January 15, 2014 as an exhibit to its registration statement and instead files the representations specified by Instruction 2 to Item 8.A.4 of Form 20-F as an exhibit to the registration statement.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3683.

                                        Sincerely,

                                        /s/ Carlos Pacho for

                                        Jill Davis
                                        Associate Chief Accountant